

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2008

By Facsimile and U.S. Mail

Mr. Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc
2582 Taft Court
Lakewood, Colorado 80215

> **Re:** **Fischer-Watt Gold Company, Inc**
> **Form 10-K for the Fiscal Year Ended January 31, 2007**
> **Filed on April 27, 2007**
> **Form 10-QSB for the Quarterly Period Ended October 31, 2007**
> **Filed on December 12, 2007**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed on April 30, 2008**
> **Response Letter Dated May 2, 2008**
> **File No. 000-17386**

Dear Mr. Bojtos:

　　We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 2, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

Consolidated Balance Sheets, page F-3

1. We note your response to comment one of our letter dated January 25, 2008. Please clarify why you have recorded the proceeds from the sale of your equity shares in Montoro as a component of operating activities rather than investing activities within your statements of cash flows. Refer to paragraph 16 of SFAS 95.

Consolidated Statements of Operations, page F-4

2.   We note your response to comment three of our letter dated January 25, 2008. We
        further note your disclosure on page three of your Form 10-KSB, which indicates
        that your primary business includes the sales of mineral claims or any right, title
        or interest therein. As such, it appears that the sale of your equity securities in
        Montoro can be described as part of your ongoing or central operations, which
        could imply the related gains should be classified as a component of operating
        income. We re-issue prior comment three.

Note 1. Accounting Policies, page F-8

3.   We note your response to comment four of our letter dated January 25, 2008. We
        do not agree with your response, which indicates that you expense mineral
        acquisition costs unless proven and probable reserves exist. Please contact us to
        discuss.

Form 10-QSB for the Quarterly Period Ended October 31, 2007

Note 2. Mineral Properties, page 6

4.   We note your response to comment seven of our letter dated January 25, 2008,
        which indicates you accounted for the issuance of options in accordance with
        SFAS 123. Please clarify how you determined that such issuance was within the
        scope of this pronouncement. Refer to paragraph 6 of SFAS 123. In addition,
        please tell us why you did not account for the issuance of these options as
        additional consideration with respect to your purchase of the 21.6% interest in the
        La Balsa Property. Refer to paragraphs 20-23 of SFAS 141.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Item 8A, Controls and Procedures

5.   Please clarify if you have completed your annual report on internal control over
        financial reporting as indicated in Item 308(a) of Regulation S-K. If you have
        completed such report, please clarify if such report was attested to by your
        independent registered public accounting firm.

6.   Please disclose your conclusions regarding the effectiveness of your disclosure
        controls and procedures as required by Item 307 of Regulation S-K.

7.   Please disclose if there were any changes in your internal control over financial
        reporting as required by Item 308(c) of Regulation S-K.

Exhibit 31.1

8.   Please confirm that the inclusion of your CEO and CFO's titles in the
        introductory paragraphs of your certifications was not intended to limit the
        capacity in which such individuals provided the certifications. Please eliminate
        the reference to the CEO and CFO's titles in the introductory paragraph to
        conform to the format provided in Item 601(b)(31) of Regulation S-B.

9.   We note that the language of your certifications differs from that set forth in Item
        601(b)(31) of Regulation S-B. Please refer to the March 4, 2005 Staff Alert
        entitled Annual Report Reminders which can be accessed at the following address
        http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm for additional
        information and respond to us accordingly.

Engineering Comments

General

10.   We note that your EDGAR filing does not include page numbers. Please ensure
        that you paginate all future filings.

Current Exploration

11.   We note your disclosure regarding the east zone with several gold-in-soil analyses
        grading in the 1000 to 1650 parts-per-billion (ppb) range. When reporting the
        results of sampling and chemical analyses, please revise your disclosure to
        address each of the following regarding mineralization of existing or potential
        economic significance on your property:

        • Disclose only weighed-average sample analyses associated with a
          measured length or a substantial volume.

        • Eliminate all analyses from "grab" or "dump" samples, unless the sample
          is of a substantial and disclosed weight.

        • Eliminate all disclosure of the highest or best values/grades of sample sets.
          Present a balanced disclosure of the drill and sampling results

        • Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

        • Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief